SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                                 Amendment No. 2


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES ACT OF 1934


                                   REINK CORP.
                                  -------------
                 (Name of Small Business Issuer in its Charter)


                DELAWARE                                    65-0602729
     --------------------------------          ---------------------------------
     (State or Other Jurisdiction of           (IRS Employer Identification No.)
      Incorporation or Organization)


               2550 Haddonfield Road, Pennsauken, New Jersey 08110
               ---------------------------------------------------
              (Address of Principal Executive Offices and Zip Code)


                                 (856) 488-9599
                                ----------------
              (Registrant's telephone number, including area code)



           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                    None                                         None
                  --------                                     --------
         (Title of Each Class)                            (Name of Each Exchange
                                                            on which Registered)


               SECURITIES REGISTERED PURSUANT TO 12(g) OF THE ACT:

                     Common Stock, par value $.001 per share
                                (Title of Class)

                                      INDEX

                                                                          PART I

ITEM 1.  DESCRIPTION OF BUSINESS...............................................3

ITEM 2.  MANAGEMENT'S DISCUSSION AND
                 ANALYSIS OR PLAN OF OPERATION................................13

ITEM 3.  DESCRIPTION OF PROPERTY..............................................15

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                OWNERS AND MANAGEMENT.........................................17

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,
                 PROMOTERS AND CONTROL PERSONS................................18

ITEM 6.  EXECUTIVE COMPENSATION...............................................19

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................21

ITEM 8.  DESCRIPTION OF SECURITIES............................................23

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE
                         REGISTRANT'S COMMON EQUITY AND
                 OTHER SHAREHOLDER MATTERS....................................24

ITEM 2.  LEGAL PROCEEDINGS....................................................24

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS........................25

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES..............................25

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS............................26

                                    PART III

EXHIBITS

FINANCIAL STATEMENTS

                                  INTRODUCTION

     This is a registration statement on Form 10-SB for the Common Stock, par value $.001 per share (the "Common Stock") of Reink Corp., a Delaware corporation (the "Company"). The Registration Statement contains the information required by Alternative 3 of Form 10-SB, and is being filed on a voluntary basis in anticipation of the Company applying to have its shares of Common Stock traded on the OTC Bulletin Board. There can be no assurance that such application will be granted and, if granted, that an active trading market will be established or maintained for the Common Stock. At the present time the Common Stock is traded in the Pink Sheets LLC.

                                     PART I

ITEM 1.  BUSINESS

CORPORATE HISTORY

     Reink Corp. ("Reink" or the "Company") is an established manufacturer and marketer of environmentally conscious quality aftermarket ink products for the imaging consumables market. (See: Environmental Compatibility of Products.) Products include ink jet and remanufactured laser toner cartridges, inkjet refill kits, remanufactured inkjet cartridges, thermal printer film, impact printer ribbons, bulk ink and a wide range of speciality inks for industrial printer applications. The Company generated sales of approximately $7,500,000 in 1999 and $7,400,000 in 2000. The Company currently employs 85 full time employees, 65 of whom are located in the Company's main facility in Pennsauken, New Jersey and 20 of whom are located in Cookeville, Tennessee.

     The Company has three (3) wholly-owned subsidiaries. Reink Imaging USA, Ltd. is headquartered in Pennsauken, New Jersey where the Company maintains its principal administrative offices, and manufactures impact printer ribbons, remanufactured toner cartridges, and inkjet refill kits . Reink Imaging USA, Ltd. also operates a facility in Cookeville, Tennessee that remanufactures inkjet cartridges, produces bulk ink and conducts research and development. Brittany L.L.C. is a limited liability company located in Pennsauken, New Jersey, which owns the real property upon which the Reink Imaging USA, Ltd. operations are conducted. Reink Canada Corp. is a Canadian corporation with minimal operations formed to handle future sales in Canada.

     Reink was incorporated in Delaware on March 6, 1999 and, on April 9,1999, acquired the stock of Renewable Resources, Inc.("Renewable"). On May 19, 1999, Reink was acquired by Newmarket Strategic Development Corp. ("Newmarket") for 11,850,000 shares of Newmarket stock pursuant to a Plan of Merger between Reink and Newmarket. Newmarket then changed its name to Reink Corp. On September 30, 1999, Reink, through its wholly owned subsidiary, Reink Imaging USA, Ltd. ("Reink Imaging") purchased all of the assets and assumed all of the liabilities of Assembly Services Unlimited, Inc. ("Assembly") and 100% of the membership interest of Brittany LLC. ("Brittany" ), the entity owning the real property upon which Assembly conducted its operations. On June 30, 2000, the Company sold 100% of the stock of Renewable back to its former founder. The Company retained certain assets of Renewable including cash, inventory, and its principal operating assets which the Company had collateralized under a security agreement. The Company also agreed to supply certain ink products to Renewable at an agreed upon price.

THE INDUSTRY

     The market for aftermarket imaging supplies is in excess of $25 billion1. The internet, combined with increased price sensitivity, new distribution channels such as print-on-demand kiosks, downloadable content, and portable display devices has increased the overall requirement for printing.

     While the internet has enhanced our ability to communicate electronically, it is far from paperless. Offices and homes with access to the Net will print more documents as users demand hard copies of information retrieved. According to PC Computing, consumers with an internet connection and an ink jet printer will consume 64% more paper and ink than those without an internet connection2.

     Advances in technology continue to create new markets for printer technology. Digital cameras and photo-quality ink jet printers for example were not economically available to consumers five years ago. With color printers now capable of quickly producing crisp prints, the demand for color in business documents will grow. Advances in printer technology also gave rise to new industrial applications like vehicle graphics and product coding. In the United States alone, there are over 437,000 creative firms, brand marketing firms, design firms, advertising agencies, general marketing firms, and internal departments of many organizations that are high volume users of imaging consumables.

     As companies and offices focus on cost reduction, they turn to one of the largest cost components that being imaging supplies. Where hardware was once the largest cost in running an office, decreased hardware pricing has shifted the focus to the large amount spent on consumables. Companies must look at alternatives that can provide savings on the largest category within office expense.

     The Original Equipment Manufacturers ("OEMs") have developed a strong installed base by dropping prices on hardware to increase the usage of consumables thereby creating an annuity known as the razor/razor blade concept. In doing this, OEMs such as Hewlett Packard, earn a large percentage of their revenues and profits from imaging supplies. As a result they have opened the door for companies such as Reink to provide cost effective alternatives. As consumers focus on cost and environmental issues, there will be an increased awareness of the alternatives available to the OEM replacement cartridges.

--------
     1 Cart Magazine, March 2001, USA Desktop Inkjet Cartridges: OEM v. Aftermarket Update
     2   Source: PC Magazine, November 21, 2000; PC Computer, October 1999

     The picture is clear: the "fuel" that printers, copiers and multi-function output devices require is ink, toner and impact ribbons. These products are fast becoming the mainstay of this dynamic, high volume, high margin, repeat business. Reink's strategic vision is to re-engineer the industry by providing the customer with a viable alternative in aftermarket imaging solutions that are cost effective and environmentally friendly.

PRODUCT LINES

     Reink is an established manufacturer and marketer of products for the imaging consumables market. Products include ink jet and toner cartridges, inkjet refill kits, remanufactured cartridges, thermal printer film, impact printer ribbons, bulk ink, and a wide range of specialty inks for industrial printer applications.

         Ink jet refill kits and cartridges

     The Company is a leading manufacturer and distributor of ink jet refill kits and ink jet cartridges for 99% of the industry's most popular printers. Retail office products and retail electronics companies selling into the aftermarket generate the majority of Reink's ink jet business. Reink centers its ink jet product strategy on providing multiple products under various brand names for customers seeking an alternative to current high priced printing costs.

         Laser toner cartridges

     The Company re-manufacturers laser toner cartridges. An extensive manufacturing process ensures that all cartridges sold meet or exceed the original OEM's performance standard. The Company's research and development staff has enabled us to remanufacture a top quality product at a fraction of the cost. There is still substantial growth taking place in this market segment. Reink plans to aggressively develop market share by selling products through its existing customer networks as well as developing new business.

         Ribbon

     The Company manufactured approximately 660,000 pounds of bulk ink in 1999, and approximately 675,000 pounds in 2000.

     Ribbon products still represent an important and profitable segment of the market place. The ribbons are primarily sold by the Company for use in cash registers and credit card machines. Although the size of the overall market is diminishing it still represents a significant opportunity for the Company.

         Bulk ink

         Applications Using Industrial Ink Jet Inks Include:

         o   Mailing Systems
         o   Unit Pack Printing Systems
         o   Packaging Systems

         o   Wide Format Printing (used in graphic arts/signage industries)

         o   Tag and Label Printing Systems

         Current Industrial Ink Products:

         o   Mailing Systems Based on Piezo3  and  Thermal Printhead Technology4
         o   Optical Character Recognition ("OCR")5, Fast Dry and Color Inks
         o   Bulk Feed Systems o 4 Print heads from one bulk ink reservoir
         o   Color Inks including Fluorescence "Neon" colors
         o   On Target Technologies (OTT)6
         o   Unit Pack and Carton Printing
         o   Modular Ink Technologies (MIT)7
         o   Trident Mailing Systems, Unit Pack and Carton Printing
         o   Valve Jet Inks: Carton Printing
         o   New Industrial Ink Products
         o   Ink for Digital Cameras-Photo Applications
------------
         3 A Piezo printhead uses a Piezo crystal. This is a shortened term for Piezoelectric Ceramic Crystal. This material has the ability to expand and contract with the application of electric current. This ability allows a Piezo to be the engine in a very small pump. Since it has no moving parts, the durability of the material is extremely good.

         4 Thermal Printhead. This term is also called Bubble Jet. It describes the technology of using a thermistor or small heater to instantaneously boil a water based ink to form a bubble. This bubble causes the ink to shoot from the printhead to the substrate. This is used by Canon, Hewlett Packard, Lexmark and other manufacturers. This is a less expensive method and can shoot an ink drop at 1000 to 6000 times a second. A thermistor can burn out faster than a Piezo but the printheads usually have enough life to be re-inked 4 to 14 or more times. With this technology, the printhead and the ink reservoir are usually attached.

        5 This is an abbreviation for the term Optical Character Recognition. This designates when a printed character is of a particular style or specific printed intensity so that it can be read by a machine that usually has an optical scanner.

        6 This is the name for a company. It does not designate a technology. The company makes a particular style of Piezo printhead.

        7 This is the name for a particular style of ink jet printhead recently marketed by NuKote before selling it to a competitor called Xaar. This is a unique Piezo printhead that uses something called a "Shared Wall" type of print engine. This type of technology is just now becoming popular in the field.

ENVIRONMENTAL COMPATIBILITY OF PRODUCTS

         The Company manufactures environmentally-conscious quality aftermarket ink products for the imaging consumables market. The Company is environmentally-conscious in the following ways:

         o The Company's line of remanufactured ink jet and laser toner cartridges significantly reduces the rate of disposing cartridges to landfills, especially since cartridges can be reused as many as four (4) times. Therefore, on average, the potential exits to reduce the number of disposed cartridges by seventy percent (70%).

         o Over one-half of the Company's bulk ink products are used in the remanufacturing of ink jet cartridges made by other companies. This manufacturing process greatly contributes to the reduction of the quantity of cartridges that would otherwise be disposed of in landfills.

         o The Company's cartridge refill kits are designed to recycle the majority of all ink jet cartridge types from 1 to 6 times resulting in an overall reduction of cartridge waste.

         o     The Company is implementing an  Environmental  Management  System
               (EMS)  with  the  goal  of   attaining   a  Green   Level   (TP3)
               certification.

TRADEMARKS

     Reink is a registered trademark owned by the Company and recognized throughout the industry. The Company's formulas are closely guarded as trade secrets.

SALES, MARKETING AND DISTRIBUTION

         Sales and Marketing

     From the origins of Renewable Resources, sales have grown from $120,000 in 1993 to approximately $7,400,000 million in 2000. The overall strategy of the Company is to focus on core strengths and identify the product demands of the imaging supplies market. The Company's goal is to produce high quality ink which can be sold within a wide number of formats thus minimizing the Company's reliance on any one segment, channel or customer. Our strategy will focus on the following channels:

         o    Distributors to the Retail channel
         o    Industrial market
         o    Government and Corporate channels
         o    End Consumers - eBusiness
         o    Wide Format and related markets.

         Distributors to the Retail Channel

     The Company will leverage existing retail strategic relationships which certain key distributors have established in order to increase sales into the retail segment. This strategy will allow the Company to focus on the products as opposed to dealing with the packaging and programs necessary to maintain the retail relationship. The Company produces products which will be sold under different names or brands which will eliminate the need for marketing or other programs. This strategy has been successfully implemented in other product categories such as soft drinks (Cott Corporation, NASDAQ:COTT) and throughout the retail industry.


     The Company, through its wholly-owned subsidiary, Reink Imaging USA, Ltd., entered into a contract in February 2001 with Reusable Technologies, Inc. which is expected to generate, pursuant to the terms of the contract, minimum revenues of $5 million in the first year and $7 million in the second year. The Company has already shipped in excess of $1,300,000 in orders to this customer through March 31, 2001.


         Industrial Market

     The Company is leveraging OEM relationships and ink expertise to develop new products for sales into the wide format digital printing market, the digital photography field, and the industrial printing market. The industrial printing market includes such applications as addressing labels, postal bar coding and package coding. All consumer packaging companies, from Proctor and Gamble to beverage companies such as Coke and Pepsi, use inkjet printing for packaging codes. This market is currently evolving and the Company is just commencing the launch of a product line into this channel.

         Government and Corporate Channels

     Governments are extremely large users of ink and related products. The Company currently sells into certain Government departments but the growth opportunity is huge as the Company provides a cost effective viable alternative to the OEMs. Through distributors with existing government business in other products, the Company is gaining access to this large market. As the governmental departments are focusing on their budgets and the need to cut costs, the need for alternatives increases, thus providing an opportunity for growth. For example, the demand for remanufactured inkjet cartridges is growing given the high cost per OEM cartridge and the increased printer usage as employees are provided with printers in their individual offices. The government departments approached to date have responded favorably to the Company's overtures.

         End Consumers - eBusiness

     The Company has entered into an agreement with Reusable Technologies, Inc. which will provide the channel to sell direct to the end consumer. There are a large number of fragmented resellers of products which will provide the engine to generate sales of the Company's products direct to the end consumer.

     The Company has begun selling to QVC through a distributor and expects that this direct channel to the consumer will increase the awareness/education levels related to alternatives to the OEM products. This increased awareness will drive the demand for cost effective and environmentally friendly refillable technology.

         Wide Format and Related Markets

     The Company has identified an internet technology whereby it will be able to provide end- users, retail consumers and bulk ink customers with an "engine" which will be accessed through the Reink internet site. This will allow our customers the ability to target and store high-resolution digital images and allow customers to access those proprietary images on an "as needed" basis through a designated website. Retail/end-users, through our "Idea Center", will be able to access various high quality digital graphics for numerous small business applications, (i.e., brochures, logos) or personal use.

     Additionally, the Company is broadening its line of hard copy supplies and products through strategic alliances. This is accomplished by seeking out leading companies in the dyes and sublimation ink markets who have the ability to print on more porous surfaces (i.e., glass and earthenware), special durable inks for fabric printing, thermal transfer ribbons for bar coding, label printing and MICR8 inks for check printing. Throughout all of business and marketing, ink remains a fundamental component of communication through items such as billboards and point- of-sale materials. The Company's strategy focuses on the areas where ink is consumed and how best to penetrate these channels.

     The Company has identified several companies that cater to certain types of businesses with which the Company will discuss strategic alliances to grow the Company and increase revenues. An example of this segment would be beer distributors and their need for point of sale material. In the past the printing of this material was centralized and posters were shipped out to the resellers of beer. This was costly due to leftover materials being date sensitive and further, customization for specific locations being difficult. This function is being pushed out to the distributors who, in turn, can print in smaller runs on wide format printers to customize and improve the timely delivery of point of sale materials. This new segment of the market for ink and related products will start to emerge as the number of wide format printers increases resulting in a reduction of the distributor's own printing costs. This business is fragmented with a number of small players but no dominant supplier. The Company is positioning itself to capitalize on what the Company anticipates will be a profitable new developing market through high quality products and strategic acquisitions within the market segment. There can be no assurance that the Company's strategy will result in the Company becoming a significant supplier to this market segment.
 --------
  8 An abbreviation of the term Magnetic Ink Character Recognition. It describes an ink technology used almost exclusively on checks. This ink is used to print the account number and amount on the bottoms of cancelled checks. As the check then passes through a reader, the ink is magnetized and subsequently read by the system to date. No one has ever been able to print this type of ink successfully with ink jet because it uses a material called iron oxide whose particles are too big to print through an ink jet print engine.

          Distribution


     The Company primarily sells its products to distributors who in turn sell into the retail channel as well as other channels. The Company has recently signed an exclusive contract with Reusable Technologies, Inc., for the worldwide distribution to the wholesale and retail markets all inkjet refill kits, replacement packs, and all associated components. Other products are sold through non- exclusive arrangements with various distributors. The Company's two largest customers are Distinguished Brands, Inc. and Marathon Ribbons, Inc., representing 31% and 19% of sales for the fiscal year ended December 31, 2000.


RESEARCH AND DEVELOPMENT

     The Company devotes a part of its budget to new product development ("R&D") (approximately $400,000 per year during 1999 and 2000) and quality control
(approximately $100,000 per year). The Company's R&D staff in Tennessee is comprised of seven (7) highly respected chemists and engineers. The R&D team has developed over 150 ink formulations and ink refill systems for:

        o Major compatible cartridge manufacturers in Asia and the U.S., including products for the U.S. Government Services Administration (GSA) contract. Working through an approved GSA vendor, regular re-orders are commonplace and this business will become an "annuity" for Reink

        o Leading rechargers in the American recycling industry, including Mexico and South America

        o      Major office superstores and OEMs, such as Okidata and Olivetti

        o Major accounts in the postal/addressing field requiring specialty inks for OCR and bar coding applications

        o      The new digital printing and digital photography markets

        o The graphics arts and sign industries to meet the needs of package bar coding, postal/addressing and wide format digital printing

         One of the fastest growing sectors of the imaging products and computer industries is ink jet. The Company was a vital part of this growth offering key technological advances in:

        o Pigments - new ink jet formulas using precisely controlled dispersion of particles for outstanding fade and water resistance

        o New 6-Color Systems - this has dramatically broadened the horizon of color printing options, especially in the digital camera field

        o Industrial Inks - several postal addressing inks with fast dry times and high contrast for OCR; porous and non-porous (film) inks for the packaging field, especially good for high definition bar code printing

         o Photographic Quality Inks - this development requires precise control of droplet size and substrate interaction which is achievable based on the expertise of the R&D team

         o      Bright Colored Pigment Inks

         o Neon Inks - Reink has developed a full line of neon ink jet inks. It is an emerging technology featuring increased color enhancement branded ink jet printing in the children's market and for greeting card applications

MANUFACTURING AND PRODUCTION

     The Company operates two (2) facilities. The Company's headquarters and main operations are located in Pennsauken, New Jersey, in a 32,000 square foot facility. There is room to expand and add approximately 8,000 square feet as operations demand. The Company makes matrix ribbons, remanufactures laser toner cartridges, and ink jet refill kits at the Pennsauken facility. The Company also leases an additional 4,650 square feet of nearby warehouse space. The Company employs approximately 65 full time employees at the Pennsauken site.

     The Company also leases 10,000 square feet in Cookeville, Tennessee. The Cookeville facility manufactures bulk ink and remanufactures ink jet cartridges. Additionally, all research and development is conducted at the Cookeville location. The Company employs approximately 20 full time employees in Cookeville, of which 7 are involved in research and development and quality control.

COMPETITION

     The imaging supplies business is intensely competitive. In both impact9 and non-impact10 markets, the Company faces competition from both OEMs as well as other aftermarket manufacturers.

     Retail aftermarket competitors include American Ink Jet, Jetfill, Inc., Nu-Kote International, DataProducts and Formulabs.

--------
         9 Any inking method that uses "impact" to make a mark on paper. Examples of this are typewriters or matrix printers. They push a formed character into a ribbon that is then pushed onto the paper thus making a mark using impact.


         10 Any inking devise that does not impact or hit the paper to make a mark. Examples of this are ink jet (where the drop is "shot" from the printhead to make a mark on the paper) and xerography (where a laser beam is used to charge the paper). Like a Xerox copier, the paper is then placed in contact with a charged toner. The toner sticks to the charged places on the paper and does not stick to the uncharged places. Both technologies then make a mark without hitting or impacting the paper.

     OEMs currently dominate the market for the majority of toner products and ink jet supplies. However, the market for compatible toner supplies is still developing and currently there are several independent competitors in this market.

     In the industrial market, OEMs control 90% of the ink jet aftermarket. The major OEMs are Videojet, who has just acquired Marsh (strong in the corrugated packaging field). Videojet is the leader in the carton and individual pack coding market. Their major competition is Domino Amjet, Willett International, Diagraph, Matthews, Markem and several other significant players. The ink jet packaging printer market is estimated at $800 million annually, with $150 million attributable to bulk ink sales. Systems based on Trident's Piezo electric printhead technology represent $80 million of this market11.


--------
         11 The estimates and related information contained in the Competition section are based upon internal research developed by the Company's Research and Development department. There can be no assurance that the Company's estimates are accurate.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes appearing elsewhere in this Registration Statement.

GENERAL

     The Company was incorporated in Delaware on March 3, 1999, and on April 9, 1999, acquired the stock of Renewable. The Company acquired 100% of the shares of Renewable for the following consideration: (a) $70 at closing; (b) commitment by a shareholder of the Company to arrange financing for the Company or Renewable for at least $600,000 in the form of equity and/or debt; (c) agreement by a creditor of Renewable to forgive all indebtedness outstanding retroactive to December 31, 1998, with a principal of such creditor to be retained by Renewable to provide consulting services to the Company for a monthly fee of $9,028 for an eighteen-month (18) period commencing July 1, 1999; and (d) the sole shareholder of Renewable received 3,150,000 shares of the Company's common stock.

     On May 19, 1999, the Company was acquired by Newmarket Strategic Development Corp. ("Newmarket") for 11,850,000 shares of Newmarket stock pursuant to the Plan of Merger between the Company and Newmarket. Newmarket then changed its name to Reink Corp.

     The Company established a holding company called Reink Canada Corp. for purposes of generating future business in Canada. Reink Canada Corp. had only minimal activity in the period ended December 31, 1999 and December 31, 2000.

     On September 30, 1999, the Company purchased all of the assets and assumed all of the liabilities of Assembly Services Unlimited, Inc. ("Assembly") and 100% of the membership interest of Brittany LLC ("Brittany"), the entity owning the property on which Assembly conducts its operations. Assembly subsequently changed its name to Reink Imaging USA, Ltd. ("Reink Imaging"). The Company initially issued 712,500 shares of its common stock for the acquisition of
Assembly, and in May 2000, issued an additional 487,500 shares and made a Note in favor of William E. Gallagher in the amount of $250,000. Reink has paid $137,500 on the Note leaving a balance of $112,500 payable on or before June 30, 2001.

     The financial statements of the Company and following discussion relating to the year ended December 31, 1999 reflect the operations of the Company and Renewable for the 1999 calendar year and the operations of Reink Imaging, Brittany and Reink Canada Corp. for the three (3) month period ended December 31, 1999. The financial statements of the Company relating to the fiscal year ended December 31, 2000 reflect the operations of Renewable through June 30, 2000, and the operations of the Company, Reink Imaging, Brittany L.L.C. and Reink Canada Corp. for the fiscal year ended December 31, 2000.

     On June 30, 2000, the Company sold 100% of the stock of Renewable back to its former founder. Such agreement, as amended, provided for the Company to pay Renewable $140,000, payable on a quarterly basis in an amount equal to 10% of Reink Corp.'s consolidated net income. The Company's obligation to Renewable is current. The Company retained certain assets of Renewable including cash, inventory and its principal operating assets, which the Company had collateralized under a security agreement. The Company also agreed to supply certain ink products to Renewable at an agreed upon price with approximately $240,000 of such products at no charge to Renewable. The Company is continuing in the business of manufacturing ink jet supplies.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 AS
COMPARED TO YEAR ENDED DECEMBER 31, 1999

         REVENUES - Total revenues decreased to $7,398,953 for the fiscal year ended December 31, 2000, compared to $7,538,169 for fiscal year ended 1999. This decrease was primarily due to the loss of the Office Depot business which was partially offset by the acquisition of the business of Assembly Services Unlimited during the fourth quarter of fiscal year ended 1999.

         GROSS PROFIT - Gross profit decreased to $2,534,489 in fiscal year ended 2000 from $3,299,705 for fiscal year ended 1999 as a result of the decrease in gross profit margin and decreased sales. Gross profit margin decreased in fiscal year ended 2000 due to the inclusion of impact ribbons and toners which generally have lower margins than the inkjet business which was largely comprised of the Office Depot business.

         OPERATING EXPENSES - Operating expenses increased to $5,304,517 in fiscal year ended 2000 from $4,533,697 in fiscal year ended 1999, which was primarily the result of stock issued for services rendered as part of the restructuring. Selling, general, and administrative expenses decreased as a result of office closures and an overall streamlining of the Company's operations.

         NET INCOME (LOSS) - As a result of the above, the Company sustained a net loss of $(2,978,837) for the fiscal year ended December 31, 2000 ($.16 loss per share on 18,588,163 weighted average outstanding shares), compared to a net loss of $(1,270,103) for the fiscal year ended December 31, 1999 ($.07 loss per share on 16,952,850 weighted average outstanding shares).

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its cash requirements primarily through operations, borrowings on its bank credit line and sales of its securities. The Company used the proceeds from the sale of its securities during 2000 to reduce the Note in conjunction with the acquisition of Reink Imaging and for operating capital. The Company's bank credit facility permitted borrowings of up to $1,000,000 against a fixed percentage of qualified accounts receivable and inventory. The interest rate of the line was twelve percent (12%). The credit facility is collateralized by accounts receivable and inventory. The credit facility terminated on November 25, 2000, and has not been renewed.

During the fourth quarter the Company made payments of $500,000 on this loan. As of March 31, 2001, the amount outstanding on the loan is $400,000. The bank has agreed to a payment schedule which requires that the loan be paid down bi-weekly to October 31, 2001 with interest continuing at 14%.

     As of December 31, 2000, the Company had a working capital deficiency of ($1,639,000). The Company is not currently generating sufficient working capital to fund its projected operations for the next fiscal year. In addition, expansion of operations will require capital infusions of a minimum of $1.5 million dollars necessary to fund the purchase of inventory and to meet the Company's working capital needs. The Company anticipates raising additional capital through the issuance of its securities and obtaining traditional lines of credit. The specific terms of any equity or debt financing will be subject to negotiation with potential investors. There can be no assurances that the Company will be successful in obtaining this additional financing.

     Except as indicated above, the Company has no present commitment that is likely to result in its liquidity increasing or decreasing in any material way. In addition, the Company knows of no trend, additional demand, event or uncertainty that will result in, or that are reasonably likely to result in the Company's liquidity increasing or decreasing in any material way. Except as indicated above, the Company has no material commitments for capital expenditures. The Company knows of no material trends, favorable or unfavorable, in the Registrant's capital resources. In addition, there are no known trends, events or uncertainties that have or are reasonably likely to have a material impact on the net sales or revenues or income from continuing operations.

ITEM 3.                    DESCRIPTION OF PROPERTY

          Reink Corp. currently manufactures products in two (2) facilities, as follows:

     PENNSAUKEN, NEW JERSEY - The Company owns a 32,000 square foot facility which is located on approximately 2.1 acres in Pennsauken, New Jersey. The facility is approximately 40 years old and in good condition. The facility has ample room to expand by another 8,000 square feet as demand necessitates. The Company also leases an additional 4,650 square feet of warehouse space conveniently located near the main facility on a month-to-month basis at a cost of $2,200 per month.

     COOKEVILLE, TENNESSEE - On September 12, 1999, the Company entered into a lease for a 10,000 square foot office and warehouse facility located in Cookeville, Tennessee for a term of sixty (60) months at a cost of $4,450 per month for the first sixty (60) month period with an option for a second sixty
(60) month term at $5,450 per month. The Company believes the facility to be well maintained , in substantial compliance with environmental laws and regulations, and adequately covered by insurance. The Company also believes that the leased facility is not unique and could be replaced, if necessary, at the end of the term of the existing lease.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                  OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Registration Statement, by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock; (ii) each of the Company's officers and directors; and (iii) officers and directors of the Company as a group:

                                                                       Shares of Common          Percentage of
Name and Address               Position                                    Stock Owned 1           Ownership
----------------               ---------                                   ------------          -------------

William E. Gallagher           Director, President and                   1,425,000               6.9%
c/o Reink Corp.                Chief Operating Officer
2550 Haddonfield Road
Pennsauken, NJ 08110

William M. Smith               Director, Chief Financial                   300,000               1.5%
c/o Reink Corp.                Officer
2550 Haddonfield Road
Pennsauken, NJ 08110

Wayne J. Maddever              Director                                     39,000                .2%
c/o Reink Corp.
2550 Haddonfield Road
Pennsauken, NJ 08110

Robert Sinatra                 Secretary, Treasurer                         75,000                .4%
c/o Reink Corp.
2550 Haddonfield Road
Pennsauken, NJ 08110

Manchester Consolidated Corp.  Shareholder                               3,150,000 2            15.4%
120 Adelaide Street West
Suite 2401
Toronto, Ontario,  M5H 1T1

4C Holdings, Inc.              Shareholder                               3,149,999 3            15.4%
21670 Frontenoc Court
Boca Raton, Fl 33433

All officers and directors
as a group (4 persons)                                                       1,839               9.0%
--------


   1 As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights.

   2 Manchester Consolidated Corp. is controlled by Anthony M. Pallante, former Chairman of the Company's Board of Directors

   3 4C Holdings, Inc. is controlled by Thomas J. Irvine, former Director, President and CEO of the Company, and controlling shareholder in Reusable Technologies, Inc., through whom the Company has a contract to distribute certain products.

ITEM  5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

           OFFICERS AND DIRECTORS

           The officers and directors of the Company, and further information concerning them, are as follows:

         NAME                  AGE          POSITION

William E. Gallagher           43           President, COO and Director

William M. Smith               37           Executive Vice President,
                                            Chief Financial Officer and Director

Robert P. Sinatra              44           Secretary / Treasurer

Wayne J. Maddever              51           Director

BIOGRAPHICAL DETAILS

     WILLIAM E. GALLAGHER joined the Company in October, 1999, as Chief Operating Officer, President and CEO of Reink Imaging USA, Ltd., a wholly owned subsidiary of the Company. In May, 2000, Mr. Gallagher assumed the additional duties as President of the Company. Mr. Gallagher has served as a Director of the Company since May, 2000. From June 1987 through September 1999, Mr. Gallagher was the principal shareholder and served as President of Assembly Services Unlimited, Inc. d/b/a Wildan Services, a Pennsauken, New Jersey manufacturer of computer and typewriter ribbons and laser toner cartridges. Mr. Gallagher earned a B.A. in Business Management from Rowan University in 1979.

     WILLIAM M. SMITH joined the Company in May, 1999, as Chief Financial Officer and has served as a Director since May, 2000. From April, 1998 to March, 1999, Mr. Smith was the CFO of the Locator Group Inc., a leader in the publishing industry. From September, 1994 to March, 1998, Mr. Smith was Vice President and Treasurer of Cott Corporation, a publicly traded company in both Canada and the United States. Cott Corporation is the largest private label manufacturer of soft drinks in North America. Prior to 1994, Mr. Smith was the Treasurer and Officer at Molson Breweries responsible for all financing, cash flow, leasing and foreign exchange, amongst other senior financial responsibilities. Mr. Smith is a chartered accountant having graduated with
honors  from  the   University  of  Waterloo,    Canada  with  a  Bachelor  of
Mathematics degree in 1987.

     ROBERT SINATRA joined the Company in October 1999 as Secretary/Treasurer and assumed additional duties as Vice President of Finance of Reink Imaging USA, Ltd., a wholly owned subsidiary of the Company. From June, 1998 through September, 1999, Mr. Sinatra served as controller of Assembly Services Unlimited, Inc. which was purchased by the Company during 1999. From October, 1987 through June, 1999, Mr. Sinatra served as controller of BDP

International,   Inc.,  a  Philadelphia,   Pennsylvania   international  freight
forwarder and customs house broker. Mr. Sinatra secured a B.A. in accounting from Rutgers University in 1978.

     WAYNE J. MADDEVER, PH.D., P. ENG., joined the Company has a Director in October, 2000. Currently, Dr. Maddever is self-employed as a consultant of WJ Maddever & Associates. From January, 1999 until October, 2000, Dr. Maddever was General Manager of Sanden Machine, Ltd., a Cambridge, Ontario, Canada supplier of web offset printing equipment to the forms, direct mail and commercial printing industries. From December, 1996 to January, 1999, Dr. Maddever served as President of Resource Plastics, Inc., the largest recycler of film and rigid plastics in Canada. From May, 1991 to December 1996, Dr. Maddever served as General Manager of MG Canada, a subsidiary of Messen Greishein Gnbh, Germany's largest industrial gas company. Dr. Maddever received is Doctorate in Metallurgical and Materials Science Engineering from the University of Toronto in 1978.

     The Company's directors serve for a term of one year, or until their successors shall have been elected and qualified. The Company has in place an employment agreement with its President and Chief Operating Officer, Mr.
Gallagher, and its Secretary and Treasurer, Mr. Sinatra. See Item 10 - "Executive Compensation, Employment Agreements".

ITEM 6.                    EXECUTIVE COMPENSATION

         The following table sets forth annual remuneration of the Company's Chief Executive Officer and the Company's three (3) most highly compensated executive officers other than the Chief Executive Officer for the fiscal years ended December 31, 1999 and 2000.


                                                SUMMARY COMPENSATION TABLE
                                            Annual Compensation                         Long Term Compensation
                           --------------------------------------------   --------------------------------------------------
                                                                                       Awards          Payments
                                                                          --------------------------   --------
                                                                          Restricted   Securities
Name of Individual                                       Other Annual         Stock    Underlying      LTIP          All Other
and Principal Position     Year     Salary      Bonus    Compensation(1)   Award(s)    Options/SARs    Payouts       Compensation
----------------------     ----     ------      -----    ---------------   --------     ------------   -------       ------------

William E. Gallagher       2000      $135,000   $15,000   $9,0000         -0-         -0-              -0-             -0-
  President & COO          1999      $110,354   $ 3,750   $2,250          -0-         -0-              -0-             -0-

Bradley Garrison           2000      $ 95,000   $23,700   $9,000          -0-         -0-              -0-             -0-
 Executive Vice President  1999      $ 30,003   $ 7,308   $3,000          -0-         -0-              -0-             -0-
 of Sales & Marketing

Robert W. Zolg             2000      $ 95,000   $    -0-  $   -0-         -0-         -0-              -0-             -0-
 Executive Vice President  1999      $ 95,000   $    -0-  $   -0-         -0-         -0-              -0-             -0-
 of Research & Development
 (Reink Imaging USA Ltd.)

Robert P. Sinatra          2000      $ 90,000   $    -0-  $6,000          -0-         -0-              -0-             -0-
 Secretary/Treasurer       1999      $ 70,771   $    -0-  $1,500          -0-         -0-              -0-             -0-

(1) Indicates annual automobile allowance.

The following table sets forth information concerning Options granted to our officers and directors during the year ended December, 2000, pursuant to our Employee Stock Option Plan. No stock appreciation rights ("SAR's") were granted.

                                                     Percent of
                           Number of                 Total Options
                           Shares                    Granted to
                           Underlying                Employees in               Exercise Price
Name of Individual         Options Granted           Fiscal Year                Per Share        Expiration Date
------------------         ---------------           --------------             ----------       ---------------

William E. Gallagher       225,000                   20.1%                      $ .67            5/25/2003

William M. Smith           225,000                   20.1%                      $ .67            5/25/2003

Robert P. Sinatra          150,000                   13.4%                      $.67             5/25/2003


         The following table sets forth information as to Options held by the executive officers named in the Summary Compensation Table

                                                                       Number of
                                                                       Securities                Value of
                                                                       Underlying                Unexercised
                                                                       Unexercised               In-the-Money
                                                                       Options at                at Fiscal
                                                                       Fiscal Year End           Year End
                           Shares                                            -                        -
                           Acquired                  Value             Exercisable/              Exercisable/
Name of Individual         Upon Exercise             Realized          Unexercisable             Unexercisable
------------------         -------------             --------          ---------------           --------------

William E. Gallagher             N/A                   N/A             0 / 225,000               0 / 150,000

William M. Smith                 N/A                   N/A             0 / 225,000               0 / 150,000

Robert P. Sinatra                N/A                   N/A             0 / 150,000               0 / 100,000


EMPLOYEE STOCK OPTION PLAN

     On April 5, 2000, the Company's Board of Directors (the "Board") approved an Employee Stock Option Plan (the "Option Plan") subject to approval by the Company's shareholders. Under the Option Plan, the Board in its discretion, may grant stock options to purchase common stock of the Company to officers and employees, including directors who are employees of the Company. The Board authorized the reservation of 1,000,000 common shares in conjunction with the authorization to grant an aggregate of 1,000,000 options pursuant to the Option Plan. The shareholders approved the Option Plan on April 6, 2000. After taking into consideration the Company's 3:2 forward stock split, the authorized number of options and underlying common shares is 1,500,000.

     On May 26, 2000, the Company's Board of Directors approved the grant of stock options to various employees. The options have an exercise price of $.67 per share and vest over a period of three (3) years. A total of 1,117,500 options were granted to various employees and officers under the Option Plan.

     As of December 31, 2000, there remain 382,500 options available for grant. Additional options may become available to the extent outstanding options terminate or expire unexercised.

         As of December 31, 2000, stock option activity is summarized as follows:

                                   Number of Options
Options                            and Underlying Shares          Exercise Price

Authorized                         1,500,000                              n/a
Granted                            1,117,500                             $.67
Exercised                                 -0-                             n/a
Cancelled                                 -0-                             n/a

Available for grant
     at December 31, 2000            382,500                              n/a

EMPLOYMENT AGREEMENTS

     The Company executed an Employment Agreement with William E. Gallagher which commenced October 1, 1999. The Employment Agreement provides that Mr. Gallagher is to receive a base salary of $135,000 and yearly bonuses up to one hundred percent (100%) of his base salary, said bonus structured sixty percent (60%) on objective achievement and forty percent (40%) on Company profitability as established by the Compensation Committee. Mr. Gallagher is guaranteed a minimum bonus of $15,000 per year which he received for the year ended 2000. In the event of termination by the Company, without cause, Mr. Gallagher would be entitled to the balance remaining in the Employment Agreement. During the term of his employment and for a period of twelve (12) months after he receives his last compensation under the Employment Agreement, Mr. Gallagher cannot directly or indirectly compete with the Company.

     The Company executed an Employment Agreement with Robert Sinatra which commenced October 1, 1999. The Employment Agreement provides that Mr. Sinatra is to receive a base salary of $90,000 and yearly bonuses up to forty percent (40%) of his base salary, said bonus structured fifty percent (50%) on objective achievement and fifty percent (50%) on Company profitability as established by the Compensation Committee. In the event of termination by the Company, without cause, Mr. Sinatra would be entitled to the balance remaining in the Employment Agreement. During the term of his employment and for a period of twelve (12) months after he receives his last compensation under the Employment Agreement, Mr. Sinatra cannot directly or indirectly compete with the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On May 19, 1999, Reink was acquired by Newmarket Strategic Development Corp. ("Newmarket") for 11,850,000 shares of Newmarket stock pursuant to a Plan of Merger between Reink and Newmarket. Newmarket then changed its name to Reink Corp. In connection with the issuance of shares to Reink Corp., Anthony Pallante, through Manchester Consolidated Corp., received 3,150,000 shares; former officer and director Thomas Lawrence received 3,150,000 shares; former officer and director Thomas Irvine, through 4C Holdings, Inc., received 3,149,999 shares; and William M. Smith received 75,000 shares.

     In January 2000, the Company issued 1,390,350 shares of the Company's Common Stock at $1.25 per share pursuant to an August 1999 Private Placement Offering to accredited investors.

     Pursuant to an agreement dated September, 1999, in January and May, 2000, the Company issued an aggregate of 1,200,000 shares of Common Stock in connection with the Company's acquisition of Reink Imaging and Brittany LLC. The Company issued 712,500 common shares at $1.10 per share in January, 2000, and 487,500 common shares at $1.17 per share in May 2000. The Company paid $1,091,250 for Reink Imaging and $250,000 for Brittany.

     In May 2000, the Company issued 300,000 common shares at $1.17 per share to William E. Gallagher in consideration for his modification of a note in connection with the Company's purchase of Reink Imaging.

     In May 2000, the Company issued 900,000 of the common shares at $.80 per share and 112,500 common shares at $1.17 per share to various individuals for consulting and professional services rendered.

     In May 2000, the Company issued to William M. Smith 225,000 common shares at $1.17 per share for services rendered.

     In June and July 2000, the Company sold nine (9) units of the Company's securities to accredited investors for aggregate consideration of $450,000. Each Unit consisted of 37,500 shares of Common Stock and 22,500 Common Stock Purchase Warrants, at a cost of $50,000 per Unit. Each Common Stock Purchase Warrant is exercisable to purchase one (1) share of the Company's Common Stock at $.84 per share during the five (5) year period commencing from the issuance date.

     In October  2000,  the  Company  sold  600,000  shares of Common  Stock and
360,000 Common Stock Purchase Warrants to one (1) accredited investor for aggregate consideration of $800,000. Each Common Stock Purchase Warrant is exercisable to purchase one (1) share of the Company's Common Stock at $.84 per share during a five (5) year period commencing from the issuance date.

     On September 13, 2000 the Company issued 487,500 shares of Common Stock valued at $.80 per share under two consulting agreements to non-related parties for various marketing and strategic services. Both contracts are for a period of one year and commence during September and October 2000, respectively. In addition, the Company issued 105,000 shares of Common Stock during 2000 for legal services rendered.

     In connection with all of the aforementioned issuances, the Company relied on Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended (the "Act") for exemption from the registration requirements of the Act.

     In September, 2000, the Company's Board of Directors approved a three-for-two stock split of the Company's Common Stock, effective at the opening of trading on September 29, 2000. All calculations of number of shares in this Report have been adjusted to reflect the three- for-two forward stock split.

ITEM 8.                    DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company has 100,000,000 shares of Common Stock authorized, of which 20,507,851 shares are issued and outstanding as of the date of this registration statement.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and, except as noted herein, there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

     The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. Pursuant to the Company's Bylaws, except for any matters which, pursuant to corporate law, require a greater percentage vote for approval (including, for example certain mergers and consolidations and the amendment of certain provisions of the Company's Bylaws) , the holders of majority of the issued and outstanding Common Stock entitled to vote, if present in person or by proxy, are necessary and sufficient to constitute a quorum for the transaction of business at meetings of the Company's stockholders. Further, except as to any matter which, pursuant to corporate law, requires a greater percentage vote for approval (including, for example, certain mergers, consolidations, sales of substantially all of the assets, and amendments to certain provisions of the charter and Bylaws, of the Company), the affirmative vote of the holders of a majority of the Common Stock voted on the matter (provided a quorum as aforesaid is present) is necessary and sufficient to authorize, affirm or ratify any act or action except the election of directors, which is by a plurality of the votes cast.

     The holders of Common Stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of Common Stock can elect all of the directors to be elected in any election. In such event, the holders of the remaining shares of Common Stock would not be able to elect any directors. The Board of Directors is empowered to fill any vacancies on the Board of Directors created by the resignation, death or removal of directors.

TRANSFER AGENT

     The transfer agent for the Company's Common Stock is Corporate Stock Transfer & Trust Co., Denver, Colorado.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company's Common Stock commenced trading in the Pink Sheets LLC under the symbol "RINC" on May 11, 2000. Set forth below is the range of high and low bid information for the Company's Common Stock for the period commencing May 11, 2000 (the inception of trading) through March 31, 2001. This information represents prices between dealers and does not reflect retail mark-ups or mark-downs or commissions, and may not necessarily represent actual market transactions.

Fiscal Period                                     High Bid              Low Bid

2000:
Commencement of trading (May 11, 2000)*.........    $  .71              $   .58
Second Quarter ended June 30, 2000*.............      1.25                  .71
Third Quarter ended September 30, 2000*.........      1.43                 1.20
Fourth Quarter ended December 31, 2000..........      1.06                  .60

*Adjusted for a 3-for-2 stock split effective September 29, 2000.

2001:
First Quarter ended March 31, 2001..............      1.00                 1.00

     The closing bid price for the Company's Common Stock on March 31, 2001 was $1.00 per share.

     As of March 31, 2001, there were approximately 173 record holders of the Company's Common Stock. Moreover, additional shares of the Company's Common Stock are held for stockholders at brokerage firms and/or clearing houses, and therefore the Company was unable to determine the precise number of beneficial owners of Common Stock as of March 31, 2001.

     The Company has never declared or paid cash dividends on its common stock and the Company's Board of Directors intends to continue its policy for the foreseeable future. Earnings, if any, will be used to finance the development and expansion of the Company's business. Future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors and will be subject to limitations imposed under Delaware law.

ITEM 2.                    LEGAL PROCEEDINGS

     From time to time, the Company may be involved in litigation that arises in the normal course of business operations.

     During June 1999, the Company entered into a Product Development and Manufacturing Agreement with FAES USA, Inc. (FAES), a Tennessee corporation. FAES develops specialized industrial equipment that services the ink-jet cartridge industry. Pursuant to such agreement, the Company was obligated to fund FAES development and manufacturing costs of such equipment. In June, 2000, Reink was sued for breach of contract by FAES for approximately $250,000. In August, 2000, the Company filed an answer and counterclaim against FAES. The Company and FAES are currently in negotiations to resolve all claims and counterclaims.

     The Company has been served with four (4) complaints that pertain to the Company's former subsidiary, Renewable Resources, Inc. which seek aggregate damages of approximately $120,000. In one (1) suit, a default was entered against the Company in the amount of $48,000. The Company has retained legal counsel to set aside the entry of default and reply to the pending complaints. The Company believes that there is no legal basis for the imposition of liability against the Company for debts incurred by Renewable Resources, Inc. There can be no assurance that the Company will be successful in setting aside the default or dismissing the pending complaints. At December 31, 2000, the Company accrued a loss provision of $225,000 concerning the pending complaints.

     Upon acquiring Renewable Resources, Inc., the Company assumed the defense of an administrative complaint that the United States Environmental Protection Agency ("USEPA") filed against Renewable Resources in October 1999, alleging that the disposal of certain ink products into a septic system was a violation of the Clean Water Act. The Company and USEPA are currently engaged in negotiations. At December 31, 2000, the Company accrued a loss provision of $20,000 concerning the pending complaint.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     No change or disagreement with accountants took place with respect to the preparation of the Company's financial statements for the two (2) most recent fiscal years contained in this report.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

     On May 19, 1999, Reink was acquired by Newmarket Strategic Development Corp. ("Newmarket") for 11,850,000 shares of Newmarket stock pursuant to a Plan of Merger between Reink and Newmarket. Newmarket then changed its name to Reink Corp. In connection with the issuance of shares to Reink Corp., Anthony Pallante, through Manchester Consolidated Corp., received 3,150,000 shares; former officer and director Thomas Lawrence received 3,150,000 shares; former officer and director Thomas Irvine, through 4C Holdings, Inc., received 3,149,999 shares; and William M. Smith received 75,000 shares.

     In January 2000, the Company issued 1,390,350 shares of the Company's Common Stock at $1.25 per share pursuant to an August 1999 Private Placement Offering to accredited investors.

     Pursuant to an agreement dated September, 1999, in January and May, 2000, the Company issued an aggregate of 1,200,000 shares of Common Stock in connection with the Company's acquisition of Reink Imaging and Brittany LLC. The Company issued 712,500 common shares at $1.10 per share in January, 2000, and 487,500 common shares at $1.17 per share in May 2000. The Company paid $1,091,250 for Reink Imaging and $250,000 for Brittany.

     In May 2000, the Company issued 300,000 common shares at $1.17 per share to William E. Gallagher in consideration for his modification of a note in connection with the Company's purchase of Reink Imaging.

     In May 2000, the Company issued 900,000 of the common shares at $.80 per share and 112,500 common shares at $1.17 per share to various individuals for consulting and professional services rendered.

     In May 2000, the Company issued to William M. Smith 225,000 common shares at $1.17 per share for services rendered.

     In June and July 2000, the Company sold nine (9) units of the Company's securities to accredited investors for aggregate consideration of $450,000. Each Unit consisted of 37,500 shares of Common Stock and 22,500 Common Stock Purchase Warrants, at a cost of $50,000 per Unit. Each Common Stock Purchase Warrant is exercisable to purchase one (1) share of the Company's Common Stock at $.84 per share during the five (5) year period commencing from the issuance date.

     In October  2000,  the  Company  sold  600,000  shares of Common  Stock and
360,000 Common Stock Purchase Warrants to one (1) accredited investor for aggregate consideration of $800,000. Each Common Stock Purchase Warrant is exercisable to purchase one (1) share of the Company's Common Stock at $.84 per share during a five (5) year period commencing from the issuance date.

     On September 13, 2000 the Company issued 487,500 shares of Common Stock valued at $.80 per share under two consulting agreements to non-related parties for various marketing and strategic services. Both contracts are for a period of one year and commence during September and October 2000, respectively. In addition, the Company issued 105,000 shares of Common Stock during 2000 for legal services rendered.

     In connection with all of the aforementioned issuances, the Company relied on Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended (the "Act") for exemption from the registration requirements of the Act.

     In September, 2000, the Company's Board of Directors approved a three-for-two stock split of the Company's Common Stock, effective at the opening of trading on September 29, 2000. All calculations of number of shares in this Report have been adjusted to reflect the three- for-two forward stock split.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     We have adopted provisions in our articles of incorporation that will limit the liability of our directors to the fullest extent permitted by the by the Delaware General Corporation Law. Pursuant to such provisions, no director will be liable to the Company or its Securityholders for monetary damages for breaches of certain fiduciary duties as a director of the Company. The limitation of liability will not affect a director's liability for a breach of the director's duty of loyalty to the company or its Securityholders, an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, any unlawful distributions, or a transaction from which the director receives an improper personal benefit. The limitation of liability also will not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our articles of incorporation will permit us to indemnify officers and directors to the fullest extent permitted by law. We have also entered into agreements to indemnify our directors and executive officers. These agreements, among other things, indemnify our directors and executive officers for certain expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of the company, arising out of the person's services as a director or executive officer of the company or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling person based on the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

                                    PART III

                                    EXHIBITS



ITEM 1.           INDEX TO EXHIBITS


Exhibit No.                Description of Exhibit

(2) Plan and Agreement of Reorganization by Merger of Reink Corp. With and Into Newmarket Strategic Development Corp. Under the Name of Reink Corp.(1)

(3)(i)    Articles of Incorporation and Amendments (1)

(3)(ii)   By-Laws (1)

(9) Agreement for Sale and Purchase of Assets of Assembly Services Unlimited, Inc. d/b/a Wildan Services and Membership Certificates of Brittany LLC and Plan of Reorganization and Amendment (1)

(10.a)   Exclusive Agreement for Distribution of Product

(10)(b)   Employment Agreements:
               William E. Gallagher (1)
               Robert Sinatra (1)





















(1)    Filed previously with Amendment No. 1 to Form 10-SB on February 28, 2001.

                              FINANCIAL STATEMENTS

     The financial statements required pursuant to Item 310 of Regulation S-B are included as a separate section commencing on page F-1.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        REINK CORP.


Dated: May 09, 2001                     By:/s/ William E. Gallagher
                                        ----------------------------------------
                                           William E. Gallagher
                                           President and Chief Operating Officer

                              FINANCIAL STATEMENTS

REINK CORP AND SUBSIDIARIES

Report of Independent Certified Public Accountants           F-1
Consolidated Balance Sheet                                   F-2
Consolidated  Statement of Operations                        F-3
Consolidated Statement of Changes in Stockholders Equity     F-4
Consolidated Statement of Cash Flows                         F-5 - F-6
Notes to Consolidated Financial Statements                   F-7 - F-18

BRITTANY AT 2550 HADDONFIELD RD, LLC

Report of Independent Certified Public Accountants           F-19
Statements of Operations and member's Equity                 F-20
Statements of Cash Flows                                     F-21
Notes to Consolidated Financial Statements                   F-22

ASSEMBLY SERVICES UNLIMITED, INC.

Report of Independent Certified Public Accountants           F-23
Statements of Operations and member's Equity                 F-24
Statements of Cash Flows                                     F-25
Notes to Consolidated Financial Statements                   F-26 - F-27

UNAUDITIED PRO FORMA INFORMATION

Note on Pro Forma                                            F-28
Pro Forma Consolidated Statement of Operations(Unaudited)    F-29
Notes to Pro forma Statement of Operations                   F-30

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Reink Corp. and Subsidiaries.

         We have audited the accompanying consolidated balance sheet of Reink Corp. and Subsidiaries as of December 31, 2000, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reink Corp. and Subsidiaries as of December 31, 2000, and the consolidated results of their operations and their cash flows for the years ended December 31, 2000 and 1999, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company incurred losses of approximately $3,000,000 and $1,300,000 for the years ended December 31, 2000 and 1999, respectively and had a working capital deficiency of approximately $1,639,000 at December 31, 2000. In addition, the Company is in default of its loan of $500,000. Management's plans with respect to these matters are described in Note 2(a) to the consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                                                /S/ Feldman Sherb & Co., P.C.
                                                    ----------------------------
                                                    Feldman Sherb & Co., P.C.
                                                    Certified Public Accountants

New York, New York
March 23, 2001

                        REINK CORP. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEET

                              DECEMBER 31, 2000


                                     ASSETS
                                     ------
 CURRENT ASSETS:
      Cash and cash equivalents                               $         140,531
      Accounts receivable(net of allowance
        for doubtful accounts of $40,000)                               987,886
      Inventories                                                       724,757
      Prepaid expenses and other current assets                          45,619
                                                               -----------------
            TOTAL CURRENT ASSETS                                      1,898,793

 PROPERTY,  PLANT AND EQUIPMENT,  net                                 1,353,709

 GOODWILL, net                                                        1,144,030
                                                               -----------------
                                                              $       4,396,532
                                                               =================


                    LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES:
      Accounts payable                                        $       1,389,549
      Accrued expenses                                                  522,773
      Due to shareholders                                               238,600
      Loans payable                                                     500,000
      Loans payable - related party                                     282,500
      Mortage payable                                                   604,313
                                                               -----------------
            TOTAL CURRENT LIABILITIES                                 3,537,735
                                                               -----------------





 STOCKHOLDERS' EQUITY(DEFICIT):
      Common Stock, $.001 par value, 100,000,000 shares
        authorized, 20,507,851 and 16,952,850
          shares issued and outstanding                                  20,508
      Additional paid-in-capital                                      5,955,771
      Prepaid fees and services                                        (540,000)
      Accumulated deficit                                            (4,577,482)
                                                               -----------------
            TOTAL STOCKHOLDERS' EQUITY                                  858,797
                                                               -----------------
                                                              $       4,396,532
                                                               =================





                 See notes to consolidated financial statements.

                       REINK CORP. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS


                                                      Years Ended December 31,
                                              ----------------------------------
                                                  2000                   1999
                                              ----------------   ---------------
REVENUES                                      $      7,398,953   $    7,538,169

COST OF GOODS SOLD                                   4,864,464        4,238,464
                                              ----------------   ---------------

     GROSS PROFIT                                    2,534,489        3,299,705
                                              ----------------   ---------------

OPERATING EXPENSES:
     Selling, general and administrative             4,526,038        3,885,384
     Research and development                          416,615          461,511
     Depreciation and amortization                     361,864          186,802
                                              ----------------   ---------------
     TOTAL OPERATING EXPENSES                        5,304,517        4,533,697
                                              ----------------   ---------------
LOSS  FROM OPERATIONS                               (2,770,028)      (1,233,992)

INTEREST EXPENSE                                      (208,809)         (36,111)
                                              ----------------   ---------------
     NET LOSS                                 $     (2,978,837)  $   (1,270,103)
                                              ================   ===============
NET LOSS PER SHARE, BASIC AND DILUTED         $          (0.16)  $        (0.07)
                                              ================   ===============
WEIGHTED AVERAGE NUMBER OF SHARES
     USED IN COMPUTATION                            18,588,163       16,952,850
                                              ================   ===============









                 See notes to consolidated financial statements.

                          REINK CORP. AND SUBSIDIARIES

       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
       -------------------------------------------------------------------



                                                    Common Stock         Additional                                    Total
                                               -----------------------   Paid-In     Accumulated    Prepaid fees   Stockholders'
                                                 Shares      Amount      Capital       Deficit      and services   Equity(Deficit)
                                               ------------  ---------  -----------  -------------  -------------  ------------


Balance - January 1, 1999                       11,850,000   $ 11,850   $  158,304   $   (328,542)  $          -      (158,388)

      Issuance of common stock for exchange      3,000,000      3,000       11,900              -              -        14,900

      Sale of common stock                       1,390,350      1,390    1,157,235              -              -     1,158,625

      Shares issued for acquisition of Assembly
       Services Unlimited, Inc.                    712,500        713      521,787              -              -       522,500

      Net loss                                           -          -            -     (1,270,103)             -    (1,270,103)

                                               ------------  ---------  -----------  -------------  -------------  ------------
Balance - December 31, 1999                     16,952,850     16,953    1,849,226     (1,598,645)             -       267,534

      Net liability transferred upon sale of
            Renewable Resources                          -          -      365,457              -              -       365,457

      Sale of stock and warrants for cash          937,500        937    1,199,063              -              -     1,200,000

      Options issued in connection with                  -          -       34,642              -              -        34,642
      consulting agreements

      Stock issued for services                  2,130,000      2,130    1,569,121              -       (540,000)    1,401,251

      Stock issued for purchase of Assembly        487,500        488      568,262              -              -       568,750
      Services, Inc.

      Net loss                                           -          -            -     (2,978,837)             -    (2,978,837)

                                               ------------  ---------  -----------  -------------  -------------  ------------
Balance - December 31, 2000                     20,507,850 $   20,508 $  5,595,771 $   (4,577,482)$     (540,000)      858,797
                                               ============  =========  ===========  =============  =============  ============













                See notes to consolidated financial statements.

                          REINK CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Years Ended December 31,
                                                                                        -----------------------------------
                                                                                              2000               1999
                                                                                        ----------------   ----------------

 CASH FLOWS FROM OPERATING ACTIVITIES:
      Net  loss                                                                         $    (2,978,837)   $    (1,270,103)
                                                                                        ----------------   ----------------
      Adjustments to reconcile loss to net cash used in operating activities:

              Depreciation                                                                      227,306            150,350
              Amortization                                                                      134,549             36,452
              Stock issued for services                                                       1,401,250                  -
              Options issued for services                                                        34,643                  -

      Changes in operating assets and liabilities:

          Increase (decrease) in accounts receivable                                            (34,502)           362,917
          Increase(decrease) in prepaid expenses and other current assets                        42,546            (68,319)
          (Decrease) in accounts receivable -  other                                                  -           (203,252)
          (Decrease) increase in inventories                                                    133,397           (187,477)
          Increase (decrease) in other assets                                                    (4,191)            24,805
          (Decrease)increase in accounts payable                                                (56,304)           601,211
          Decrease  in payroll taxes payable                                                   (109,526)          (175,116)
          Decrease in due to shareholders                                                      (101,400)                 -
                                                                                        ----------------   ----------------
              Total adjustments                                                               1,667,768            541,571
                                                                                        ----------------   ----------------

          NET CASH  USED IN OPERATING ACTIVITIES                                             (1,311,069)          (728,532)
                                                                                        ----------------   ----------------

 CASH FLOWS FROM INVESTING ACTIVITIES:
      Net cash received in acquisition of subsidiary                                                  -             39,920
      Purchase of fixed assets                                                                 (101,572)          (263,916)

                                                                                        ----------------   ----------------
          NET CASH  USED IN INVESTING ACTIVITIES                                               (101,572)          (223,996)
                                                                                        ----------------   ----------------

 CASH FLOWS FROM FINANCING ACTIVITIES:
      Repayment of bank loans                                                                  (683,365)           (12,128)
      Proceeds from bank borrowings                                                           1,000,000                  -
      Proceeds from issuance of note payables                                                   119,000             51,000
      Repayment of note payables                                                                (22,240)           (63,604)
       Repayment of note payable - purchase of Brittany, LLC.                                   (75,000)
      Repayment of note payables in connection with Technology asset                                  -            (50,000)
      Decrease  in capital lease obligations                                                          -             (5,249)
      Net change in revolving credit line                                                        (2,585)             2,296
      Decrease  in due to shareholder                                                                 -            (51,000)
      Repayment of notes payable to shareholder                                                       -            (62,500)
      Sale of common stock                                                                    1,200,000          1,158,625
                                                                                        ----------------   ----------------
          NET CASH PROVIDED BY  FINANCING ACTIVITIES                                          1,535,810            967,440
                                                                                        ----------------   ----------------
 NET INCREASE IN CASH                                                                           123,169             14,912

 CASH AT BEGINNING OF YEAR                                                                       17,362              2,450
                                                                                        ----------------   ----------------
 CASH AT END OF YEAR                                                                    $       140,531    $        17,362
                                                                                        ================   ================


                 See notes to consolidated financial statements.

                                       F-5


                          REINK CORP. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                              Year Ended December 31,
                                                                                        -----------------------------------
 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:                                            2000               1999
                                                                                        ----------------   ----------------
      Cash paid for interest                                                            $       208,809    $        36,111
                                                                                        ================   ================

      Cash paid for income taxes                                                        $             -    $             -
                                                                                        ================   ================



 SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

      Issuance of 712,500 shares of common stock for purchase of Assembly               $             -    $       522,025
                                                                                        ================   ================

      Issuance of note payable for purchase of Brittany, LLC.                           $             -    $       250,000
                                                                                        ================   ================

      Issuance of note payable in connection with purchase of Technology                $             -    $       850,000
                                                                                        ================   ================


      Additional Issuance of 487,500 shares of common stock for purchase of Assembly    $       568,750    $             -
                                                                                        ================   ================

      Capital contribution in connection with sale of Renewable Resources               $       365,457    $             -
                                                                                        ================   ================









                 See notes to consolidated financial statements.

                        REINK CORP, INC AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 2000 AND DECEMBER 31, 1999


1.       ORGANIZATION AND SIGNIFICANT EVENTS

         Reink Corp, Inc. ("Reink") was incorporated in Delaware on March 6, 1999 and as discussed below, acquired on April 9,1999, the stock of Renewable Resources, Inc.("Renewable"). Renewable manufactures bulk ink, toner cartridges, and ribbons for sale to customers as well as ink for use in the manufacture of ink jet refill kits using a patented method to safely and economically refill ink jet cartridges and manufacture compatible cartridges. The products are sold to both wholesale distributors and retail office supply stores, both domestically and internationally.

         Reink acquired 100% of the shares of Renewable Resources, Inc. for the following consideration: (a) $70 at closing; (b) commitment by a shareholder of Reink to arrange financing for Reink or Renewable for at least $600,000 in the form of equity and/or debt; (c) agreement by a debtor of Renewable to forgive all indebtedness outstanding retroactive to December 31, 1998; a principal of such debtor was retained by Renewable to provide consulting services to the Company for a monthly fee of $9,028 for an eighteen-month period commencing July 1, 1999; (d) the sole shareholder of Renewable received 3,150,000 shares of Reink common stock.

         On May 19, 1999, Reink was acquired by Newmarket Strategic Holdings, Inc. a shell corporation which had 3,000,000 shares outstanding ("Newmarket") for 11,850,000 shares of Newmarket stock pursuant to the Plan of Merger between Reink and Newmarket. Newmarket then changed its name to Reink Corp. The aforementioned acquisitions of Renewable and Reink have been accounted for as reverse acquisitions under the purchase method for business combinations since the acquiree in each transaction was the controlling entity. Accordingly the combinations have been recorded as a recapitalization of Renewable, pursuant to which Renewable is treated as the continuing entity.

         Reink Corp established a holding company called Reink Canada, Corp. for purposes of generating future business in Canada.

         On September 30, 1999, Reink purchased all of the assets and assumed all of the liabilities of Assembly Services Unlimited, Inc. ( "Assembly") and 100% of the membership interest of Brittany LLC. (" Brittany" ), the entity owning the property on which Assembly conducts its operations. Assembly is a manufacturer of toners and ribbons. Reink initially issued 712,500 shares of its stock valued at $1.10 per share for the acquisition of Assembly and in May 2000, issued an additional 487,500 shares at a value of $1.17 per share. The total cost of acquisition was $1,091,250. Furthermore, the Company issued 225,000 options at an exercise price of $.67 per share which vest over a three year period and expire in 10 years. Reink paid $250,000 for Brittany. In September 1999, Reink formed Reink, USA, Ltd. ("Ltd") to receive the assets and liabilities purchased from Assembly. In November 1999, Ltd changed its name to Reink Imaging USA, Ltd. Hereinafter, all of the above entities are collectively referred to as the "Company".

         On June 30, 2000, the Company sold 100% of the stock of Renewable back to its former shareholder. The sale, as amended, provided for the Company to pay Renewable $140,000 payable on a quarterly basis based on an amount equal to 10% of Reink Corp's consolidated net income. All payments under this clause will be made to an escrow account to be held to satisfy obligations of the Corporation to the Internal Revenue Service related to outstanding payroll taxes and in relation to obligations to a credit card company. However, the Company retained certain assets of Renewable including cash, inventory and its principal operating assets which the Company had collateralized under a security agreement. The Company also agreed to supply certain ink products to Renewable at an agreed upon price with approximately $240,000 (cost of $200,000) of such products at no charge to Renewable, the balance of which is $98,600 at December 31, 2000. Accordingly, "due to shareholder" of $238,600 in the accompanying balance sheet reflects the remaining obligation to such shareholder. The Company is continuing in the business of manufacturing ink jet supplies.

         The effect of the sale of Renewable, net of the aforementioned payables, is recorded as additional paid-in-capital of $365,457.

         A summary of the assets and liabilities that were transferred in the sale of Renewable are as follows:


                ASSETS                                     LIABILITIES

         Cash                       $    307      A/P Trade        $     915,185
         Accounts Receivable  - other  203,252(a) Accrued expenses        31,986
         Prepaid other                  16,043    Payroll taxes payable  201,950
         Fixed assets                   66,403    Capital leases          21,725
         Patents                       108,143    N/P -Technology        800,000
         Security Deposits              21,241
         Technology                    850,000
                                   -----------                      ------------
         TOTAL                      $1,265,389                     $   1,970,846
                                   ===========                      ============


         (a)Accounts receivable-other represents amounts due from an unrelated party for ink shipments.

         On September 13, 2000, an amendment to the certificate of incorporation was filed to reflect an increase in the Company's authorized shares to 100,000,000.

         On September 18, 2000 the Company's board of directors approved a 3 for 2 stock split for stockholders of record on September 28, 2000. All references to shares in the accompanying financial statements have been adjusted to reflect such stock split.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. BASIS OF PRESENTATION - The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses of approximately $3,000,000 and $1,300,000 for the years ended
               December 31, 2000 and December 31, 1999, respectively, and at December 31, 2000, had a working capital deficiency of approximately $1,639,000. In addition, the Company's remaining aggregate bank loan of $500,000 which was obtained in February and April 2000 is currently in default. These conditions raise doubt about the Company's ability to continue as a going concern. The recovery of assets and continuation of future operations are dependent upon the Company's ability to obtain additional debt or equity financing and its ability to generate revenues sufficient to continue pursuing its business purposes. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

         B. PRINCIPALS OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly own subsidiaries. All material intercompany transactions have been eliminated. .

         C. GOODWILL - The cost in excess of net assets acquired(Goodwill) is amortized using the straight - line method over 10 years which is the estimate of future periods to be benefited

         D. ACCOUNTING ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         E. CASH AND CASH EQUIVALENTS - For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchases with a maturity of three months or less to be cash equivalents.

         F. INVENTORIES - Inventories are recorded at the lower of cost or market. Cost is determined using the first-in first-out method.

         G. PROPERTY AND EQUIPMENT - Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

         H. FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts reported in the balance sheet for cash, receivables, accounts payable, and accrued expenses approximate fair value based on the short-term maturity of these instruments.

         I. INCOME TAXES - The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

         J. REVENUE RECOGNITION - Income from sales of goods is recognized when the orders are completed and shipped, provided that collection of the resulting receivable is reasonably assured. Substantially all of the Company's goods are shipped F.O.B. shipping point. Amounts billed to customers are recorded as sales while the shipping costs are included in cost of sales.

         K. IMPAIRMENT OF LONG-LIVED ASSETS - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 2000, the Company believes that there has been no impairment of its long-lived assets.

         L. EARNINGS PER SHARE - Basic net income (loss) per common share is based on the weighted average number of shares outstanding. Options and warrants have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material.

         M. RESEARCH AND DEVELOPMENT - Research and development expenditures are charged to operations as incurred.

         N. FINANCIAL STATEMENT PRESENTATION - Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

         O. The Company accounts for employee stock transactions in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees." The Company has adopted the proforma disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation." The Company accounts for the valuation of stock issued for goods and services in accordance with FAS 123 based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured and in accordance with Emerging Issues Task Force 96-18 which prescribes the measurement date for the issuance of such instruments.

         P.       NEW ACCOUNTING STANDARDS

             (i)    In June  1999,  the  Financial  Accounting  Standards  Board
                    (FASB) issued Statements Financial Accounting Standard No. 137 ("SFAS No. 137"), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 137 amends SFAS no. 133, "Accounting for Derivative Instruments and Hedging Activities", which was issued in June 1998. SFAS 137 defers the effective date of SFAS No. 133 to all fiscal years beginning after June 15, 2000. Accordingly, the Company will adopt the provisions of SFAS No. 133 for the fiscal year 2001, which commences on December 30, 2000. The application of the new pronouncement should not have a material impact on the Company's financial statements.

           (ii) In December 1999, the United States Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB No. 101"), "Revenue Recognition in Financial Statements".
                    (The implementation date of SAB 101, was subsequently amended by SAB 101A and SAB 101B.) Under SAB 101 additional guidance on revenue recognition and related disclosure requirements are required. Implementation of SAB No. 101 is required no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999, but is effective retroactively to the beginning of that fiscal period (per SAB 101B). Company management has evaluated the standard and the reporting implications thereof, and has determined that there will not be a significant impact on the Company's operating results.


         3.   INVENTORIES

              Inventories consist of the following at December 31, 2000:

              Raw Materials                              $  501,201
              Work in Process                                42,768
              Finished goods                                180,788
                                                            -------
                                                         $  724,757
                                                            =======

4.       PROPERTY AND EQUIPMENT

         Property and equipment consists of the following at December 31, 2000:

                                           Estimated
                                          useful life
                                      ------------------
         Land                                             $            170429
         Building                          39 years                   711,551
         Computers and software             5 years                   407,117
         Furniture and fixtures             5 years                    34,656
         Machinery and equipment            7 years                   748,079
         Leasehold improvements             7 years                    95,372
                                                               ---------------
                                                                    2,167,204
         Less accumulated depreciation                                813,495
                                                               ---------------
                                                          $         1,353,709
                                                               ===============




5.       LOANS PAYABLE - BANK

         In February 2000, the Company obtained a $1,000,000 borrowing facility from a commercial bank bearing interest at 12% per annum payable quarterly . The terms of the loan agreement required that any balance outstanding on the loan be paid by November 25, 2000. The loan is collateralized by the Company's accounts receivable and inventory. On February 29, 2000 and April 26, 2000 the Company borrowed $900,000 and $100,000, respectively. The Company made payments against the principal of $150,000 in November 2000 and another $350,000 in December 2000. The Company is in default on this note and is in the process of negotiating a repayment schedule with the bank.

6.       RELATED PARTY TRANSACTIONS

         A.       NOTES PAYABLE RELATED PARTIES

         (i). The Company received advances from three shareholders, two of which are officers, aggregating $170,000 in December 2000. The borrowings are due on demand and bear interest at 14%.

         (ii). On October 1, 1999, the Company purchased the membership certificates of Brittany, a limited liability company that owns the Company's New Jersey location, from the former shareholder of Assembly Services Unlimited, Inc. The purchase price was $250,000 payable in 12 monthly installments of $20,833. The note bears no interest. On May 26, 2000, the payment terms were amended to the following:
                  $75,000,  $37,500  and  $75,000  to be  paid  June  12,  2000,
                  September 10, 2000 and January 1, 2001, respectively. In addition, on May 26, 2000, the Company issued 300,000 shares of common stock related to the former shareholder's agreement to modify the payment terms and recorded a charge to operations of $350,000. The balance on the note at December 31, 2000 is $112,500. The holder of the note has waived any defaults on this note.

         B.       CONSULTING FEES


                  The Company paid approximately $130,000 in consulting fees to a shareholder/officer for various financial and corporate services. The agreement provides for up to $25,000 per month(based on invoicing for each period). The Company also paid the shareholder of Renewable Resources $40,000 in consulting fees.

7.       MORTGAGE PAYABLE

         In connection with the purchase of Brittany, the Company assumed a mortgage bearing interest at a rate of 14% per annum . The mortgage requires monthly payments of interest only of $7,400 until December 31, 2001 when a balloon principal payment of $600,000 will be due.

8.       STOCKHOLDERS EQUITY

         STOCK ISSUED FOR SERVICES

         On May 26, 2000, the Company issued 300,000 shares at a price of $1.17 per share to the former shareholder of Assembly Services Unlimited, Inc. as consideration for modification of the note in connection with the purchase of Assembly Services Unlimited by the Company.

         On May 26, 2000, the Company issued 225,000 shares of common stock to an officer at a price of $1.17 per share and recorded a charge to operations of $262,500. The shares represent consideration for various financial and strategic consulting services.

         On May 26, 2000, the Company issued 900,000 shares of common stock which during the period ended December 31, 2000 were valued at $.80 per share to two consultants as per contract. The contracts are for a period of one year with one commencing of April 1, and the other on July 1, 2000. The Company has recorded an expense of $450,000 in the current year and has recorded $270,000 as prepaid fees and services as per the length of the contract. In addition, the Company issued 112,500 shares of to a consultant for various services with a recorded expense of $131,250.

         On September 13, 2000 the Company issued 487,500 shares of common stock which during the period ended December 31, 2000 were valued at $.80 per share under two consulting agreements to non related parties for various marketing and strategic services. Both contracts are for a period of one year and commence on September and October 2000, respectively. The Company has recorded an expense of $120,000 and $270,000 as prepaid services and fees. In addition, the Company issued 105,000 shares of stock for $.83 per shares for various legal services. The amount charged to expense for such services was $87,500.

         PRIVATE PLACEMENTS

         In June and July 2000, the Company received $450,000 in a private placement from a third party investor. The Company sold 9 units which includes 37,500 shares of common stock and 22,500 purchase warrants per unit with each unit valued at $50,000. Total shares and warrants sold were 337,500 and 202,500, respectively. The purchase warrants which vest immediately, allow for the purchase of one share of common stock at a price of $.84 per share for a period of five years commencing from the date of issuance.

         In October 2000, the Company received $800,000 from the issuance of 600,000 shares of common stock and 360,000 purchase warrants to a third party investor. The warrants, which vest immediately, allow for the purchase of one share of common stock for a price of $.84 per share for a period of five years.

         WARRANTS

         On October 28, 1999, the Company issued 375,000 warrants for consideration of consulting services to be rendered for a period of two years. Each warrant provides the right to purchase one share of the Company's common stock and is vested upon issuance.. The exercise prices are as follows; 100,000 warrants at $1.25; 100,000 warrants at $2.00 and 50,000 warrants at $2.50. The warrants may be exercised at any time before October 19, 2004. Total expense recognized under this agreement was approximately $35,000 in 2000. No expense was recognized in 1999.

9.       STOCK OPTIONS

          On May 26, 2000, the Company's Board of Directors approved the grant of stock options to various employees. The options have an exercise price of $.67 per share and vest over a period of three years. A total of 1,117,500 options were granted to various employees and officers under the plan.

          Since none of the options granted to employees were vested in the twelve months ended December 31, 2000, no pro forma compensation cost has been presented under SFAS 123.

          The following table summarizes the changes in options and warrants outstanding and the related exercise prices for the shares of the Company common stock:

                                  Stock Options Under Plans                             Warrants

                       -------------------------------------------- ---------------------------------------------

                                                Weighted                                           Weighted
                                     Weighted    Average                              Weighted      Average
                                     Average    Remaining                             Average       Remaining
                                     Exercise   Contractual                           Exercise     Contractual
                          Shares      Price       life       Exercisable  Shares      Price         life       Exercisable
                      ----------- ---------- ------------    ---------    ---------- ---------- -------------  -----------

   Outstanding at

   January 1, 1999          -           -           -             -             -          -          -            -
   Granted                  -           -           -             -          375,000      1.2      3.8 years    375,000
                      ----------- ---------- ------------    ---------    ---------- ---------- ----------- ----------
   Outstanding at

   January 1, 2000          -           -                         -          375,000      1.2      3.8 years    375,000

     Granted             1,117,500  .  .67      9.6 years         -          562,500      .84      4.5 years    562,500
                                         ------------ ---------            ---------- ----------- ----------
   Outstanding at

   December 31, 2000     1,177,500     .67      9.6 years         -          937,500      .90      4.2 years    937,500
                      =========== ========== ============    =========    ========== ========== ===========   ==========



   10.   SIGNIFICANT CUSTOMERS AND VENDORS

         The Company's two largest customers represented approximately 31% and 19% of sales for the year ended December 31, 2000 and accounting for 40% and 28% of accounts receivable respectively at December 31, 2000. The Company's two largest vendors represented approximately 23%, and 12% of purchases for the year ended December 31, 2000.

   11.   INCOME TAXES

         At  December  31,  2000 the  Company  had a net  deferred  tax asset of
         approximately   $1,112,000.   The  Company  has  recorded  a  valuation
         allowance for the full amount of the net deferred tax asset.

         The following table illustrates the source and status of the Company's major deferred tax assets:

         Net operating loss carryforward            $           1,020,000
         Accounts receivable allowance                             12,000
         Accrued loss reserve                                      49,000
         Inventory allowance                                       31,000
         Valuation allowance                                   (1,112,000)
                                                      --------------------
         Net deferred tax asset recorded            $                   -
                                                      ====================

         The benefit for income taxes differs from the amount computed by applying the statutory federal income tax rate to the loss before the benefit for income taxes as follows:

                                                           Year Ended

                                                   December 31,     December 31,
                                                       2000             1999
                                                  -------------     ------------
           Income tax benefit computed at the     $                 $
           Federal statutory rate                       914,000         432,000
           Deductions  for which no benefit is
           recognized                                  (914,000)       (432,000)

                                                  -------------     ------------
                                                   $         -0-    $        -0-
                                                  =============     ============


         The Company has net operating loss carryforwards of approximately $3,000,000 at December 31, 2000 which expire in 2019 and 2020.

   12.         COMMITMENTS AND CONTINGENCIES

       OPERATING LEASES

         The Company operates production facilities in New Jersey, and maintains additional sales offices and/or warehouse facilities in Tennessee and California.

         Total rent expense for the year ended December 31, 2000 and 1999 was $115,982 and $201,207, respectively.

         The Company's facility in Tennessee contains a renewal option at September 2004 for an additional five year term as well as a purchase option for $575,000 during the initial lease term and $675,000 during the renewal term.

         Future minimum rental payments under non cancelable leases as of December 31, 2000 are as follows:



            YEARS ENDED                                  AMOUNTS
            -----------                                  -------
            2001                                  $       61,500
            2002                                          53,400
            2003                                          53,400
            2004                                          35,600
                                                       ----------
                                                  $      203,900
                                                       ==========

         EMPLOYMENT AGREEMENTS

         The Company entered into employment agreements with two officers. Annual aggregate payments amount to $225,000 and are for a period of three years, commencing October 1, 1999.

           PAYROLL TAX LIABILITY

         The Company's former subsidiary, Renewable, was delinquent at certain times in 1998 in the payment of its payroll taxes. This resulted in an aggregate amount payable as of December 31, 1999 of approximately $200,000. Renewable is pursuing a repayment schedule with the Internal Revenue Service. The $140,000 cash payment to Renewable has been designated to be applied against such payroll obligations. The Company may be obligated for any unpaid payroll taxes.

         Assembly was delinquent with respect to Federal and State payroll taxes prior to 1999 which amounted to approximately $210,000, including penalties and interest. During March 2000, the Company settled all past due liabilities and received tax clearance from the Internal Revenue Service. Although the Company satisfied all judgements with the State of New Jersey, they have yet to receive tax clearance from state authorities. During July 2000, the Company received a notice of adjustment from the Internal Revenue Service for an additional $37,923 of past due Federal Unemployment Taxes. The Company is seeking an abatement of this amount based on similar circumstances that were presented with the tax liability that was settled in March 2000.

   13.   ENVIRONMENTAL PROTECTION AGENCY ADMINISTRATIVE ACTION

         Upon acquiring Renewable Resources, the Company assumed the defense of an administrative complaint that the United States Environmental Protection Agency("USEPA") had filed against Renewable Resources in October 1999, alleging that the disposal of certain ink products into a septic system was a violation of the Clean Water Act. The Company and USEPA are currently engaged in negotiations regarding the actions. A reserve of $20,000 has been accrued.

   14.   LITIGATION

         During June 1999, the Company entered into a Product Development and Manufacturing agreement with FAES USA, Inc. (FAES), a Tennessee corporation. FAES develops specialized industrial equipment that services the ink-jet cartridge industry. Pursuant to such agreement, the Company was obligated to fund FAES development and manufacturing costs of such equipment. The Company is being sued by FAES for approximately $250,000 for costs incurred. The Company has requested documentation to substantiate the claim.

         The Company has been served with various legal actions that pertain to its former subsidiary, Renewable Resources. The Company has received a default judgment for $48,000 with respect to one of the actions. Management is moving to reverse the default judgement and to dismiss these actions as they do not pertain to the Company. There can be no assurance that the Company will be successful in either reversing the default judgment or dismissing the actions.

         At December 31, 2000, a provision for loss of $225,000 has been accrued for the aforementioned litigations.

  Independent Auditors' Report

To the Member
Brittany at 2550 Haddonfield Rd, LLC
Cinnaminson, New Jersey

We have audited the accompanying statement of operations of Brittany at 2550 Haddonfield Rd, LLC as of December 31, 1998, and the related statements of members' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brittany at 2550 Haddonfield Rd, LLC as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                /S/ Feldman Sherb & Co., P.C.
                                                    Feldman Sherb & Co., P.C.
                                                    Certified Public Accountants


New York,  New York
August 22, 2000

                      BRITTANY AT 2550 HADDONFIELD RD, LLC

             STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY (DEFICIT)



                                  NINE MONTHS ENDED                                         FOR THE PERIOD
                                   SEPTEMBER 30,                                            FROM INCEPTION
                                    (UNAUDITED)                            TWELVE         (NOVEMBER 18, 1997)
                                  ----------------------------------    MONTHS ENDED      TO DECEMBER 31, 1997
                                       1999              1998         DECEMBER 31, 1998      (UNAUDITED)
                                  ----------------  ----------------  -----------------   -------------------


REVENUES                          $        66,787   $        52,400   $         76,850    $                -

OPERATING EXPENSES                         10,390             9,796             12,909                   620
                                  ----------------  ----------------  -----------------   -------------------

INCOME (LOSS) FROM OPERATIONS              56,397            42,604             63,941                  (620)

INTEREST EXPENSE                          (64,058)          (64,174)           (85,600)                    -
                                  ----------------  ----------------  -----------------   -------------------

       NET LOSS                            (7,661)          (21,570)           (21,659)                 (620)

MEMBER'S  EQUITY (DEFICIT)
    AT BEGINNING OF PERIOD                (22,174)            1,630              1,630                     -
       Capital contribution                     -                 -                  -                 2,250
       Distributions                            -                 -             (2,145)                    -
                                  ----------------  ----------------  -----------------   -------------------

MEMBER'S  EQUITY (DEFICIT)
    AT END OF PERIOD            $         (29,835)$         (19,940)$          (22,174) $              1,630
                                  ================  ================  =================   ===================






           See acccountants report and notes to financial statements

                      BRITTANY AT 2550 HADDONFIELD RD, LLC

                            STATEMENTS OF CASH FLOWS




                                                                                                                    FOR THE PERIOD
                                                                      NINE MONTHS ENDED                             FROM INCEPTION
                                                                       SEPTEMBER 30,               TWELVE        (NOVEMBER 18, 1997)
                                                               ------------------------------   MONTHS ENDED    TO DECEMBER 31, 1997
                                                                   1999            1998       DECEMBER 31, 1998      (UNAUDITED)
                                                              --------------  -------------- ------------------  -------------------



CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Loss                                                 $      (7,661)  $     (21,570)  $        (21,659)    $           (620)
     Adjustments to reconcile net loss to net cash provided
       by operating activities:
        Depreciation                                                 10,065           9,796             12,351                  515
        Reclassification of interest expense to mortgage payable          -          14,082             14,082                    -
        Rental revenue paid to mortgage company by Assembly               -         (22,200)           (22,200)                   -
        Interest expense on mortgage payments paid by Assembly            -          21,485             21,485                    -
                                                              --------------  -------------- ------------------  -------------------


     NET CASH PROVIDED BY OPERATING ACTIVITIES                        2,404           1,593              4,059                 (105)
                                                              --------------  -------------- ------------------  -------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
        Deposit on land and building                                      -               -                  -               (2,145)

CASH FLOWS FROM FINANCING ACTIVITIES:
        Capital contribution from member                                  -               -                  -                2,250
        Distribution paid to member                                       -               -             (2,145)                   -
        Payments on mortgage payable                                 (2,497)           (993)            (1,770)                   -
                                                              --------------  -------------- ------------------  -------------------


     NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                (2,497)           (993)            (3,915)               2,250
                                                              --------------  -------------- ------------------  -------------------

NET INCREASE (DECREASE) IN CASH                                         (93)            600                144                    -

CASH AT BEGINNING OF PERIOD                                             144               -                  -                    -
                                                              --------------  -------------- ------------------  -------------------

CASH AT END OF PERIOD                                         $          51   $         600                144   $                -
                                                              ==============  ============== ==================  ===================


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid for interest                                   $      64,058   $      28,607             42,893   $                -
                                                              ==============  ============== ==================  ===================



NON-CASH INVESTING AND FINANCING ACTIVITIES:
     Acquired land and building through  mortgage p$yable     $           -   $          -    $             -    $          600,000
                                                              ==============  ============== ==================  ===================




           See acccountants report and notes to financial statements

                      BRITTANY AT 2550 HADDONFIELD RD, LLC
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

1.       ORGANIZATION AND BUSINESS

         Brittany at 2550 Haddonfield Rd, LLC (the "Company") is a New Jersey limited liability company that was formed on November 18, 1997 for the purpose of renting property to Assembly Services Unlimited, Inc. ("Assembly"), a related party through common ownership. Assembly rents office, factory, and warehouse space under an informal operating lease arrangement providing for monthly payments of $7,400.

         On  September 30, 1999,  the Company wa    acquired by Reink, Inc.  for
         $250,000.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. USE OF ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         b. INCOME TAXES -The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the member.

3.       MORTGAGE PAYABLE

         The Company has a mortgage payable in the amount of $611,596. The mortgage bears interest at a rate of 14% per annum and is payable in monthly installments of interest only for $7,400 through December 31, 2001. On December 31, 2001, a principal payment of $600,000 is due. The mortgage is secured by land and building with a carrying value of $589,278.

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of Reink Corp.
Pennsauken, New York

We have audited the accompanying statements of operations of Assembly Services Unlimited, Inc. as of December 31, 1998, and the related statements of stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Assembly Services Unlimited, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                   /S/ Feldman Sherb & Co., P.C.
                                                       Feldman Sherb & Co., P.C.
                                                    Certified Public Accountants

New York, New York
August 17, 2000

                        ASSEMBLY SERVICES UNLIMITED, INC
                            STATEMENTS OF OPERATIONS

                                                   Nine months ended September 30,
                                                   -------------------------------      December 31,
                                                        1999              1998             1998
                                                   --------------   --------------   ------------------

                                                     (Unaudited)     (Unaudited)

NET SALES                                          $   3,221,608    $   3,113,373     $      4,078,276

COST OF GOODS SOLD                                     2,572,643        2,495,333            3,293,727
                                                   --------------   --------------   ------------------

GROSS PROFIT                                             648,965          618,040              784,549

SELLING,  GENERAL AND ADMINISTRATIVE EXPENSES            617,227          773,052              889,959
                                                   --------------   --------------   ------------------

INCOME (LOSS) FROM OPERATIONS                             31,738         (155,012)            (105,410)


INTEREST EXPENSE                                          59,715                -               36,496

                                                   --------------   --------------   ------------------
NET LOSS                                                 (27,977)        (155,012)            (141,906)

RETAINED EARNINGS (ACCUMULATED DEFICIT),
    beginning of year                                    (39,848)         102,058              102,058
                                                   --------------   --------------   ------------------

ACCUMULATED DEFICIT, end of year                   $     (67,825)  $      (52,954)   $         (39,848)
                                                   ==============   ==============   ==================















                        See notes to financial statements

                        ASSEMBLY SERVICES UNLIMITED, INC
                            STATEMENTS OF CASH FLOWS

                                                            Nine months ended
                                                               September 30,                  Year ended
                                                       ------------------------------         December 31,
                                                           1999             1998                 1998
                                                       ------------    --------------      ----------------
                                                       (Unaudited)       (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                               $   (27,977)    $     (155,012)      $    (141,906)
Adjustments to reconcile net loss to net cash
     provided by operating activities:
           Depreciation                                     36,875             32,035              42,089
           Provision for Bad debts                               -             22,500                   -
Changes in assets and liabilities:
           Accounts receivabe                              (64,656)            43,753             126,779
           Inventories                                    (104,402)           (14,360)             53,043
           Prepaid expenses and other current assets             -             (4,440)             76,875
           Other assets                                     (2,200)                 -             (92,715)
           Accounts payable and accrued expenses           221,326             67,078             (80,185)
           Payroll taxes payable                           (35,859)            98,278              85,384
           Other current liabilities                        69,968                  -              16,883
                                                       ------------     --------------      -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   93,075             89,832              86,247
                                                       ------------     --------------      -------------

CASH FLOWS FROM INVESTING ACTIVITIES:

           Purchases of property and equipment             (21,676)          (107,820)            (92,362)
                                                       ------------     --------------      --------------
CASH FLOWS FROM FINANCING ACTIVITIES:

           Repayments on loans payable                     (37,226)           (67,419)            (81,047)
           Payments on capital lease obligations                 -             (4,965)             (7,227)
           Proceeds from loans payable                           -             38,000              38,000
                                                       ------------     --------------      -------------
NET CASH USED IN FINANCING ACTIVITIES                      (37,226)           (34,384)            (50,274)
                                                       ------------     --------------      --------------

NET INCREASE (DECREASE) IN CASH                             34,173            (52,372)            (56,389)

CASH AT BEGINNING OF YEAR                                    5,696             62,085              62,085
                                                       ------------     --------------      -------------
CASH AT END OF YEAR                                   $     39,869      $       9,713       $       5,696
                                                       ============     ==============      =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

           Cash paid for interest                     $     59,715      $      26,382       $       36,496
                                                        ============     ==============      ==============
           Cash paid for income taxes                 $          -      $       3,571       $            -
                                                       ============     ==============      ==============






                        See notes to financial statements

                        ASSEMBLY SERVICES UNLIMITED, INC.
                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1998


1.       DESCRIPTION OF BUSINESS

         Assembly Services Unlimited, Inc. (the "Company") was incorporated in New Jersey on December 31, 1997, as part of a merger with Wildan Services, Inc. The Company manufactures bulk ink for sale to customers as well as ink for use in the manufacture of ink jet re-fill kits using a patented method, to refill ink jet cartridges and manufacture compatible cartridges. The products are sold to both wholesale distributors and retail office supply stores, both domestically and internationally.

         On September 30, 1999, the Company's assets and liabilities were acquired by Reink Corp. ("Reink") for the following consideration:

         a. Issuance of 712,500 shares of common stock to the shareholders of the Company. In May 2000 an additional 487,500 shares were issued.

         b. Reink granted 100,000 options, which provides the holder with the right to purchase one share of common stock, and which is exercisable at the lower of the per share amount as initially granted to the officers of Reink, inclusive of any repricing, or $4 per share, and;

         c.   All amounts due from former shareholders shall be forgiven.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. ACCOUNTING ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

         a. INCOME TAXES - The Company elected by consent of its shareholder to be taxed as an S-Corporation for federal income tax purposes. Accordingly, the shareholders will be responsible for those income taxes. The Company does pay a reduced New Jersey State income tax.

         c. REVENUE RECOGNITION - Revenue is recognized when the product is shipped to the customer. Allowances for estimated bad debts, sales returns and allowances are provided when sales are recorded.

         d. INTERIM FINANCIAL INFORMATION - The accompanying financial statements (unaudited) for the nine months ended September 30, 1999 and 1998, have been prepared in accordance with generally accepted accounting principles for the interim financial information and, in the opinion of the company, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation thereof.

3.       PAYROLL TAXES

         The Company has been delinquent in payment of its payroll taxes. The aggregate amount payable as of December 31, 1998, for payroll taxes was approximately $10,000. The Company is current with respect to the payment of payroll taxes for the nine months ended September 30, 1999. In March 2000, the Company settled all outstanding State taxes and Federal FICA and withholding tax liabilities. In June 2000, the Company received a tax notice for past due Federal unemployment taxes of approximately $40,000

4.       RELATED PARTY TRANSACTION

         The company rents office, factory, and warehouse space from Brittany LLC, a related party through common ownership, under an informal operating lease providing for monthly payments of $7,400. Amounts paid to Brittany LLC for the year ended December 31, 1998 were approximately $110,000.

5.       MAJOR CUSTOMERS AND VENDORS

         During the year ended December 31, 1998, two customers represented approximately 36% of the Company's sales.

         Purchases from four suppliers for the year ended December 31, 1998, represented approximately 54% of the Company's purchases.

                          REINK CORP. AND SUBSIDIARIES

                          UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS

On September 30, 1999 Reink Corp. (the "Company") purchased all of the assets and assumed all of the liabilities of Assembly Services Unlimited, Inc. ("Assembly") and 100% of the membership interest of Brittany LLC. ("Brittany"), the entity owning the property on which Assembly conducts its operations.

The following unaudited pro forma consolidated statement of operations for the year ended December 31, 1999 reflect the combined results of the Company, as if the acquisition of Assembly and Brittany had occurred as of January 1, 1999.

The unaudited pro forma consolidated statement of operations does not necessarily represent actual results that would have been achieved had the companies been together at the beginning of 1999, nor are they necessarily indicative of future results. The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the companies' respective historical financial statements and notes thereto.

                          REINK CORP. AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1999




                                   Reink Corp     Assembly Service    Brittany,  LLC
                                  Year ended     Nine months ended   Nine months ended Pro forma Adjustments
                                  December, 31   September,  30      September,  30   ---------------------
                                     1999            1999               1999           Debit       Credit      As Adjusted
                                  -----------    --------------    ---------------    ---------   ---------    ----------


REVENUES                          $7,538,169     $   3,221,608     $       66,787 (1) $(66,000)   $      -   $ 10,760,564

COST OF GOODS SOLD                 4,238,464         1,390,736                  -            -           -     5,629,200
                                  -----------    --------------    ---------------    ---------   ---------    ----------
    GROSS PROFIT                   3,299,705         1,830,872             66,787      (66,000)          -     5,131,364

OPERATING EXPENSES                 4,533,697         1,799,134             10,390 (2)   98,061 (1) (66,000)    6,375,282
                                  -----------    --------------    ---------------    ---------   ---------    ----------

INCOME (LOSS)  FROM OPERATIONS    (1,233,992)           31,738             56,397     (164,061)     66,000     (1,243,918)

INTEREST EXPENSE                     (36,111)          (59,715)           (64,058)           -           -      (159,884)
                                  -----------    --------------    ---------------    ---------   ---------    ----------

INCOME LOSS                       (1,270,103)          (27,977)            (7,661)    (164,061)     66,000     (1,403,802)
                                  -----------    --------------    ---------------    ---------   ---------    ----------

    NET LOSS                      (1,270,103)$         (27,977)$           (7,661)    (164,061) $   66,000   $ (1,403,802)
                                  ===========    ==============    ===============    =========   =========    ==========


NET LOSS PER SHARE                    (0.075)                                                -  $        -   $    (0.087)
                                  ===========                                         =========   =========    ==========

WEIGHTED AVERAGE NUMBER OF SHARES
    USED IN COMPUTATION           16,952,850                                                 -    (786,987)    16,165,863
                                  ===========                                         =========   =========    ==========












                See notes to consolidated financial statements.

                          REINK CORP. AND SUBSIDIARIES
                      NOTES TO UNAUDITED PRO FORMA CONDESED
                      CONSOLIDATED STATEMENT OF OPERATIONS

        PRESENTATION OF CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS:

On September 30, 1999 Reink Corp. (the "Company") purchased all of the assets and assumed all of the liabilities of Assembly Services Unlimited, Inc. ("Assembly") and 100% of the membership interest of Brittany LLC. ("Brittany). The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 1999 reflect the combined results of the Company, as if Assembly and Brittany were acquired on January 1, 1999. The Company initially issued 712,500 shares of its stock for the acquisition of Assembly and in May 2000, issued an additional 487,500 shares. The Company paid $250,000 for Brittany. For purposes of the accompanying unaudited consolidated statement of operations for the year ended December 31, 1999, the earnings per share is calculated as if all shares issued to acquire Assembly were issued on January 1, 1999.

A.   The  following  unaudited   pro-forma   adjustments  are  included  in  the
     accompanying unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1999:

     1.   To eliminate intercompany transactions between Assembly and Brittany.

     2. To record amortization expense of goodwill relating to the acquisition of Assembly over the expected useful life of ten years.